SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period December 22, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period November 24, 2008 to December 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary

Date:	22 December, 2008

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008– 58AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary
Alumina Limited
26 November 2008
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Bevan
Date of last notice	7 October 2008

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a

Direct or indirect company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary

Date of change	24 November 2008

No. of securities held prior to change	21,789 fully paid ordinary shares in Alumina Limited.

Number acquired	86,571 fully paid ordinary shares in Alumina Limited

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition - $1.15 per share

No. of securities held after change	108,360 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 59AWC

Alumina Limited today announced that it had taken advantage of current market conditions to limit its exposure to adverse movements in the Brazilian Real/US Dollar exchange rate in respect of Alumina Limited’s expected future funding requirements for the expansion of the Alumar alumina refinery at Sao Luis (54% Alcoa World Alumina & Chemicals (AWAC) interest) and development of the AWAC bauxite mine at Juruti, both in Brazil. Alumina Limited has a 40% interest in AWAC.

The Brazilian Real has weakened against the US Dollar from approximately BRL 1.6/USD 1.0 at the time that the revised capital expenditure estimates for the Alumar and Juruti projects were advised in July 2008. The Company has purchased US Dollar/Brazilian Real currency option contracts equal to a principal amount of approximately USD 385 million at an average strike price of 2.1, and a premium cost of USD 9.3 million. The contracts have maturity dates to match Alumina Limited’s remaining expected cash calls for the projects. If exercised, these options will reduce Alumina’s USD funding by at least USD 100 million when compared to the July 2008 cost estimate, which assumed a future Brazilian Real exchange rate of 1.6. The Company’s USD contributions would be further reduced should the Brazilian Real average more than 2.1 over the balance of the construction period.

Mr Ken Dean, Alumina Limited Chief Financial Officer, stated “These currency options substantially reduced the risk that additional project funding might have been required as a result of any strengthening of the BRL during the remaining period of construction of these long life bauxite and alumina production facilities.”

The 2.1 million tonnes per annum expansion of the Alumar alumina refinery in Sao Luis, Brazil (AWAC 54% interest) has progressed since July 2008 on its schedule to be completed by mid 2009. AWAC’s 54% share of the refinery expansion capital cost was estimated in July 2008 to be BRL 2.8 billion, and remains on track to be completed at that cost in Brazilian Real. First shipments of bauxite from the Juruti bauxite mine continue to be anticipated to occur in mid 2009. The Juruti bauxite development was estimated in July 2008 to cost BRL 3.5 billion. The project remains on target to achieve the July 2008 estimated capital cost of the project in Brazilian Real.

For further enquiries, please contact Ken Dean on (03) 8699 2603.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007

/s/ Stephen Foster
Stephen Foster
Company Secretary

11 December 2008